Filed Pursuant to Rule 253(g)(2)
File No. 024-12389

Supplement No. 1 dated September 25, 2025 to the Offering Circular dated August 8, 2025

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 4 USA LP, dated August 8, 2025, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Revisions to Projects Acquired and Owned

Energea Portfolio 4 USA LP
52 Main Street
Chester, CT 06412

Energea Portfolio 4 LP has acquired an additional Project, which is reported in a Project Memo filed with the SEC under Form 1-U.

•       Energea Sandlot LLC

The revised "Projects Acquired and Owned" set forth under the section of the Offering Circular titled "Description of Property" is as follows:

Description of Property

The only assets owned by the Company are the Projects. To date, the Company has not issued any Loans.

Projects Acquired and Owned

As of the date of this Offering Circular, the Company holds 5 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested	Form 1-U
West School	Energea West School LLC	240 kW	$494,821	$494,821	Link
Waltham	Energea Waltham LLC	466 kW	$878,557	$878,557	Link
Fresno Airport	Energea Fresno LLC	1.8 MW	$2,843,872	$2,635,850	Link
Redwood Valley	Energea Redwood LLC	95 kW	$201,920*	$7,041	Link
Sandlot	Energea Sandlot LLC	600 kW	$406,848	$396,100	Link
Total			$4,624,098	$4,412,369
*Estimated cost for Redwood Valley assumes a complete project refurbishment in 2028.